Exhibit 99.12

AMEC AMERICAS LIMITED
FILED BY SEDAR
September 25, 2006
To:      The Security Regulatory Authorities of each of the Provinces and Territories of Canada
Dear Sirs/Mesdames:
This letter is being filed as the consent of Amec Americas Limited, to being named in the “Information Concerning Goldcorp” section of the management information circular (the “Circular”) of Glamis Gold Ltd. dated September 25, 2006 and to the inclusion of reference to the following report (the “Report”) in the Circular and of extracts from or a summary of the Report (excluding reference to silver resources) in the written disclosure contained in the Circular:
“Pueblo Viejo Project: Province of Sanchez Ramirez, Dominican Republic 43-101 — Technical Report and Qualified Person’s Review for Placer Dome Inc.” dated October 26, 2005.
I hereby confirm that I have read the written disclosure from the Report included in the Circular and that it fairly and accurately represents the information in the Report that supports the disclosure.
Sincerely,

/s/ Larry B. Smith
Larry B. Smith
Manager, Mining & Metals Consulting
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
CANADA
Tel       +1 604-664-3471
Fax       +1 604-664-3041
www.amec.com